SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12B-25


                                                COMMISSION FILE NUMBER:  0-29672
                                                                        --------


                           NOTIFICATION OF LATE FILING
                           ---------------------------


                                  (Check  One):

  [ X ]  Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [  ]  Form 10-Q

For  Period  Ended:    September  30,  1999

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I-  REGISTRANT  INFORMATION
---------------------------------

Full Name of Registrant: Forecross  Corporation
                         ----------------------
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 90 New Montgomery St.
                                                           ---------------------
City, State and Zip  Code: San  Francisco,  California  94105
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PART  II  -  RULE  12B-25(B)AND  (C)
------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[ X ]   (b)  The subject annual report or portion thereof will be  filed  on  or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date:
             and

[   ]   (c)  The accountant's  statement  or  other  exhibit  required  by  Rule
             12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


     The  Registrant's  Annual  Report  on  Form  10-K for the fiscal year ended
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     September 30, 1998  could not  be filed  within the  prescribed time period
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     because  the  Registrant  has   experienced   unanticipated  delays  in the
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     collection and  compilation of  certain information required to be included
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     in the Form 10-K,  and  in  the completion of the drafting of the Form 10-K
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     for filing.   Such delays could not be eliminated by the Registrant without
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     unreasonable effort or expense.    The  Form 10-K  will be filed as soon as
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     practicable,  but  in  no  event  later  than  the  fifteenth  calendar day
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     following the prescribed due date.
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

PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

             Andrew  J.  Cosentino,  Esq.                    (212)  801-9304
             ----------------------------                    ---------------
             (Name)                            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?    If  the  answer  is  no,  identify  report(s):

                                              [ X ]   Yes             [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ X ]   Yes             [   ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Fiscal  1998  net  loss  was  $2,328,652;  but  fiscal  1999  net  loss was
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     $2,750,000.  Revenues  decreased  from  $7,168,752 in 1998 to $3,450,000 in
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     1999, primarily due to the fact that no  new computer software or  platform
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     migrtion projects were begun in fiscal 1999. It is generally believed  that
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     prospective clients deferred all significant migrations in  anticipation of
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     the need to  allocate  1999  resources  to  year 2000 readiness issues.  In
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     addition, after completing a large, multi-year year 2000 renovation project
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     in  the  second  quarter  of  1999, the  Registrant's  year  2000  projects
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     predominantly consisted of lower-priced year 2000 compliance audits  rather
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     than higher-priced renovations.  Cost of revenue decreased  from $4,419,347
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     in 1998 to  $2,750,000 in 1999  primarily  due to a reduction in staff as a
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     result of layoffs and attrition, a reduction in the use of contractors  and
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     the  absense  of a substantial warranty amortization period  for  year 2000
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     audit projects which were completed in 1999  versus  year  2000  renovation
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     projects which were conducted  in  fiscal 1998.   Operating  expenses  were
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     reduced from $4,772,147 in 1998 to $2,900,000 in 1999, again  due primarily
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     to the reduction in staff,  and  the  reduced need for legal and accounting
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     services when compared to fiscal 1998, during which year the Registrant was
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     a  first-time  filer  with  the  United  States  Securities   and  Exchange
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     Commission.  Other  expenses  increased  from  $305,110  in  fiscal 1998 to
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     $550,000 in 1999,  due  primarily to interest incurred on the use of credit
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     facilities, and interest on  notes  payable.
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



                              FORECROSS CORPORATION
                              ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December  30, 1999           By:    /s/ Bernadette C. Castello
                                      Name:  Bernadette  C. Castello
                                      Title: Senior Vice President and
                                             Chief Financial Officer


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